Ur-Energy Completes Third Uranium Sales Agreement

LITTLETON, Colo., Feb. 9, 2012 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) ("Ur-Energy" or the "Company") is pleased to announce that it has successfully negotiated its third agreement to supply uranium produced at its wholly-owned Lost Creek Project.

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The signing of this supply agreement marks the realization of Ur-Energy's strategic product marketing objective by which the Company has committed a pre-determined portion of the forecasted uranium production from Lost Creek into term sales agreements with U.S. based nuclear utilities. This agreement calls for total deliveries of 100,000 pounds of uranium concentrate per year in a multi-year schedule. The agreement specifies firm delivery prices in the low US$60 per pound range over its term.

Securing product pricing that supports the development plans for the Lost Creek Project is a core component of the Company's uranium marketing strategy developed under an arrangement with Mr. Jim Cornell of NuCore Energy. Ur-Energy expects to begin production from Lost Creek in the second quarter of 2013 and ramp up production to nearly one million pounds per year in 2014 and beyond. Mr. Cornell notes, "Ur-Energy recognizes that term contract pricing has historically exceeded the pricing available in the uranium spot market. One leading source for uranium market information currently reports a twenty percent premium for term contracts over the current uranium spot price. For this reason, favorable term delivery contracts are an essential component of a sound marketing plan."

Ur-Energy CEO Wayne Heili said, "We are pleased that our efforts to work closely with North American utilities have resulted in several valuable contracts. Adding this marketing component to our collection of accomplishments in project financing, permitting and licensing, resource development, and project design establishes a solid foundation for the future of Ur-Energy and the Lost Creek Project."

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE Amex under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timetables at Lost Creek; the ability to complete additional uranium sales agreements and on what terms; successful implementation of the growth strategy of the Company; whether the product pricing supports and sustains the Lost Creek project; receipt of (and related timing of) the remaining authorization for operations from the US BLM; and the sustainability, timeline and future profitability of Lost Creek production) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future. Additional risks relating to Ur-Energy may be found in current and periodic reports filed by Ur-Energy with Canadian securities regulatory authorities on www.sedar.com and the US SEC at http://www.sec.gov/edgar.shtml.